

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 29, 2017

<u>Via E-mail</u>
Felipe Dutra
Chief Financial Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1,
3000 Leuven, Belgium

**Re: Anheuser-Busch InBev SA/NV
Form 20-F for the Year Ended December 31, 2016
Filed March 22, 2017
File No. 001-37911**

Dear Mr. Dutra:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining